SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Centrus Energy Corp.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

15643U104

(CUSIP Number)

September 30, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15643U104

1	NAME OF REPORTING PERSON The Babcock & Wilcox Company (“B&W”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 718,200*
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 718,200 Shares of Class A Common Stock*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Approximately 8.7%**
12	TYPE OF REPORTING PERSON CO

*	B&W owns 100% of Babcock & Wilcox Investment Company (“BWIC”), the holder of record of zero shares of the Issuer’s Class A Common Stock. BWIC is the holder of record of 718,200 shares of the Issuer’s Class B Common Stock. Pursuant to the Issuer’s Certificate of Incorporation, each share of Class B Common Stock will convert into one share of Class A Common Stock immediately upon the sale of a share of Class B Common Stock by the undersigned to a Third Party (as defined in the issuer’s Certificate of Incorporation).
**	In accordance with Rule 13d-3(d)(1), this percentage was calculated based on information in the Issuer’s most recent filings with the Securities and Exchange Commission as to the amount of Class A Common Stock outstanding and also included as outstanding the 718,200 shares of Class A Common Stock into which the Reporting Person’s Class B Common Stock would convert. This calculation does not take into account an additional 718,200 shares of Class B Common stock that the Reporting Persons also believe to be outstanding but is not owned by the Reporting Persons.

CUSIP No. 15643U104

1	NAME OF REPORTING PERSON Babcock & Wilcox Investment Company (“BWIC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 718,200 Shares of Class A Common Stock*
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 718,200 Shares of Class A Common Stock*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Approximately 8.7%**
12	TYPE OF REPORTING PERSON CO

*	BWIC, the wholly-owned subsidiary of B&W, is the holder of record of zero shares of Class A Common Stock of the issuer. BWIC is the holder of record of 718,200 shares of the Issuer’s Class B Common Stock. Pursuant to the Issuer’s Certificate of Incorporation, each share of Class B Common Stock will convert into one share of Class A Common Stock immediately upon the sale of a share of Class B Common Stock by the undersigned to a Third Party (as defined in the issuer’s Certificate of Incorporation).
**	In accordance with Rule 13d-3(d)(1), this percentage was calculated based on information in the Issuer’s most recent filings with the Securities and Exchange Commission as to the amount of Class A Common Stock outstanding and also included as outstanding the 718,200 shares of Class A Common Stock into which the Reporting Person’s Class B Common Stock would convert. This calculation does not take into account an additional 718,200 shares of Class B Common stock that the Reporting Persons also believe to be outstanding but is not owned by the Reporting Persons.

Item 1.

Item 1(a)	Name of Issuer:	Centrus Energy Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices:	Two Democracy Center 6903 Rockledge Drive Bethesda, MD 20817

Item 2.

Item 2(a)	Name of Person Filing:

• The Babcock & Wilcox Company (“B&W”) • Babcock & Wilcox Investment Company (“BWIC”)

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of BWIC and B&W is: 13024 Ballantyne Corporate Place, Suite 700 Charlotte, North Carolina 28277

Item 2(c)	Citizenship:

• B&W and BWIC are each Delaware corporations.

Item 2(d)	Title of Class of Securities:	Class A Common Stock*

Item 2(e)	CUSIP Number:	15643U104

*	BWIC, a wholly-owned subsidiary of B&W, owns Class B Common Stock which converts into Class A Common Stock upon the sale to a Third Party (as defined in the issuer’s Certificate of Incorporation).

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a) ☐	Broker or dealer registered under section 15 of the Act.

	(b) ☐	Bank as defined in section 3(a)(6) of the Act.

	(c) ☐	Insurance company as defined in section 3(a)(19) of the Act.

	(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940.

	(e) ☐	Investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

	(f) ☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

	(g) ☐	Parent holding company or control person, in accordance with § 240.13d-1(b)(ii)(G).

	(h) ☐	Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i) ☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

	(j) ☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J)

	(k) ☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned: See item 9 of cover page.

(b) Percent of Class: See item 11 of cover page.

(c) Number of shares as to which such person has: See items 5-8 of cover page.

(i) Sole power to vote or to direct the vote:

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of:

(iv) Shared power to dispose or to direct the disposition:

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

The securities were acquired by Babcock & Wilcox Investment Company, a direct, wholly-owned subsidiary of B&W and a Delaware corporation.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.

Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2014

The Babcock & Wilcox Company

By:	/s/ James D. Canafax
Name:	James D. Canafax
Title:	Senior Vice President,
General Counsel, Chief Compliance Officer and Corporate Secretary

Babcock & Wilcox Investment Company

By:	/s/ James D. Canafax
Name:	James D. Canafax
Title:	Senior Vice President,
General Counsel and Corporate Secretary

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Joint Filing Agreement between The Babcock & Wilcox Company and Babcock & Wilcox Investment Company.